Filed Pursuant to 424(b)(3)
                                                 Registration File No. 333-66358


                           ALAMOSA HOLDINGS, INC.

                     30,649,990 SHARES OF COMMON STOCK

                                ----------

                            Supplement No. 12 to
                                 Prospectus

                                ----------

     This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

     You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001, prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001, prospectus supplement no. 4, filed by us with the Securities and Exchange Commission on February 28, 2002, prospectus supplement no. 5, filed by us with the Securities and Exchange Commission on March 29, 2002, prospectus supplement no. 6, filed by us with the Securities and Exchange Commission on May 2, 2002, prospectus supplement no. 7, filed by us with the Securities and Exchange Commission on May 15, 2002, prospectus supplement no. 8, filed by us with the Securities and Exchange Commission on June 13, 2002, prospectus supplement no. 9, filed by us with the Securities and Exchange Commission on August 8, 2002, prospectus supplement no. 10, filed by us with the Securities and Exchange Commission on August 15, 2002 and prospectus supplement no. 11, filed by us with the Securities and Exchange Commission on October 2, 2002. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock Exchange under the symbol "APS." On November 6, 2002, the last reported sale price of one share of our common stock was $0.68.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

         The date of this prospectus supplement is November 7, 2002.

RECENT DEVELOPMENTS

         On November 6, 2002 we issued the following press release.


                                                               NEWS RELEASE


Contact:      Jon D. Drake
              Director of Investor Relations
              Alamosa Holdings, Inc.
              806-722-1455
              jdrake@alamosapcs.com

                  Alamosa Announces Third Quarter Results

     Third Quarter Highlights:
     -------------------------

     o Subscribers increased by approximately 20,000 to approximately 591,000 total subscribers.

     o Third consecutive quarter of positive EBITDA (earnings, excluding asset impairments, and before interest, taxes, depreciation and amortization, as further defined below).

     o Net loss for the third quarter, prior to an estimated charge for the impairment of goodwill was $29.2 million or $0.31 per share. After the goodwill impairment, the net loss was $320.8 million or $3.45 per share.

     o $116.4 million in available funding, including $91.4 million in cash and cash equivalents, (of which $35.0 million represents restricted cash in escrow accounts for bond interest payments) and $25.0 million in an undrawn bank facility, subject to certain restrictions.

     o    Introduced Sprint's newest offering, PCS Vision, on August 8,
          2002.

     o    Amended senior credit facility for remainder of 2002 and beyond.

LUBBOCK, Texas (November 6, 2002) - Alamosa Holdings, Inc. (NYSE: APS), the largest PCS affiliate of Sprint (NYSE: FON, PCS) based on number of subscribers, today reported results for the third quarter ended September 30, 2002. The Company reported positive EBITDA of approximately $5.4 million, along with approximately 20,000 net new subscribers, bringing total subscribers to approximately 591,000. This represents a 46 percent increase over the same quarter one year ago. Customer churn was approximately 3.8 percent. Subscriber revenue increased approximately 12 percent sequentially and 53 percent over the same quarter one year ago. During the third quarter of 2002, the Company commenced its first annual impairment test required by SFAS No. 142, "Goodwill and Intangible Assets" recording an estimated impairment charge of $291.6 million or $3.14 per share of goodwill on the Company's books.

"Despite the challenges facing the wireless industry, Alamosa continued to grow the number of subscribers in its territories and more importantly, generate positive EBITDA during the third quarter," stated David E. Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc.

"Improving shareholder value is our highest priority. Operationally, we are extremely focused on increasing our rate of customer additions and decreasing churn. We are also looking at ways to decrease our customer costs, increase margins and leverage our fixed asset base, which should result in improved financial performance. The initial response to PCS Vision has been positive, and we expect the demand for third generation services to increase and translate into value for Alamosa in the future.

"In addition to our aggressive efforts to further improve the operational side of the business, we are taking proactive steps to address marketplace concerns about our future prospects," Sharbutt added. "We successfully reached an agreement with our senior lending group to modify certain covenants in our $225 million senior secured credit facility, and we are also actively working with the New York Stock Exchange regarding our compliance with its listing requirements. Our business has shown signs of improvement throughout 2002. We are increasing revenues, generating positive EBITDA, and getting closer to our next milestone of free cash flow in 2003. More importantly, we believe we have adequate funding to reach that goal."

FINANCIAL HIGHLIGHTS

Total revenue for the third quarter was approximately $147.4 million, including subscriber revenue of $103.6 million, roaming revenue of $39.1 million and product sales of $4.7 million. Roaming revenue increased 17 percent compared to second quarter of 2002 due to increased roaming traffic from Sprint and other PCS carriers.

EBITDA was a positive $5.4 million compared to positive $6.4 million for the second quarter and a negative $11.3 million for the third quarter of 2001. The net loss for the third quarter, prior to an estimated charge for the impairment of goodwill, was $29.2 million or $0.31 per share compared to a net loss of $28.7 million or $0.31 per share in the second quarter of 2002 and a net loss of $37.7 million or $0.41 per share for the third quarter of 2001.

The Company took an estimated impairment charge of $291.6 million or $3.14 per share based on the initial estimate from the appraisal process commenced in the third quarter for the first annual impairment test required by SFAS No. 142. Goodwill recorded on the Company's books related to the three acquisitions completed in first quarter of 2001. The appraisal process will be completed in the fourth quarter and reflects current market conditions and the significant decline in market valuations for wireless companies since the Company first adopted the statement in early 2002. This resulted in a total net loss of $320.8 million or $3.45 per share for the quarter.

At the end of the third quarter, Alamosa had available funding of $116.4 million. This included approximately $56.4 million of cash and cash equivalents, $35.0 million in restricted cash escrowed for the payment of bond interest, and committed but unused credit facilities at the end of the third quarter of $25.0 million, subject to certain restrictions. Alamosa continues to expect to be over funded in excess of $50 million at the point of becoming free cash flow positive in 2003. Capital expenditures for the third quarter were approximately $9.3 million.

SUMMARY OF QUARTERLY OPERATING STATISTICS
Metric                                                     3Q 2002           2Q 2002          3Q 2001
Total Customers                                               591,000          571,000           404,000
Net Additions                                                  20,000           20,000            88,000
Avg. Revenue Per User (ARPU) (incl. roaming)                      $82             $79*               $92
Avg. Revenue Per User (ARPU) (w/out roaming)                      $60             $59*               $63
Churn                                                            3.8%             3.2%              2.7%
Cost Per Gross Addition                                          $442             $402              $324
Monthly Cash Cost Per User (without roaming)                      $41              $39               $44
Average MOUs Per User (including roaming)                         619              601               510
Average MOUs Per User (without roaming)                           436              442               400
MOUs (total system)                                     1,074 million    1,005 million       581 million
Roaming Minutes - Inbound                                 317 million      265 million       153 million
Roaming minutes - Outbound                                245 million      214 million       123 million
Licensed POPs                                            15.8 million     15.8 million      15.6 million
Covered POPs                                             11.5 million     11.5 million      10.8 million
Penetration - Covered POPs                                        5.1%            5.0%              3.7%
Number of Cell Sites                                            1,483            1,467             1,250
_____
* Excluding a one-time, $5.4 million revenue adjustment for FCC ruling on access charges.


BUSINESS OUTLOOK

The following outlook may be materially affected by competitive conditions, uncertainty surrounding new 3G products and services, recently introduced pricing plans as well as general economic conditions, among other things:

     o    2002 ending subscribers in the range of 610,000 to 630,000

     o Positive full year 2002 EBITDA in the range of approximately $17 to $22 million

     o    Capital expenditures for 2002 less than $75 million

     o    Customer churn decreasing in the fourth quarter of 2002

     o    ARPU to remain stable


CONFERENCE CALL AND REPLAY

Alamosa has scheduled a conference call for Thursday, November 7, 2002 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). To participate in the call, dial 719-457-2646 at least ten minutes before the call begins and ask for the Alamosa conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting the company's Web site at www.alamosapcs.com or www.companyboardroom.com. To listen to the live call online, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an audio archive will be available shortly after the call on the company's website at www.alamosapcs.com or www.companyboardroom.com for approximately 30 days. A telephonic replay of the conference call will be available through November 14, 2002, and may be accessed by calling 719-457-0820 and using the passcode 372358.

ABOUT ALAMOSA

Alamosa Holdings, Inc. is the largest PCS Affiliate of Sprint based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under Sprint's PCS division throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.

ABOUT SPRINT

Sprint operates the nation's largest all-digital, all-PCS wireless network, already serving more than 4,000 cities and communities across the country. Sprint has licensed PCS coverage of more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. In August 2002, Sprint became the first wireless carrier in the country to launch next generation services nationwide delivering faster speeds and advanced applications on Vision-enabled Phones and devices. For more information on products and services, visit www.sprint.com/mr. Sprint PCS is a wholly-owned tracking stock of Sprint Corporation trading on the NYSE under the symbol "PCS." Sprint is a global communications company with approximately 75,000 employees worldwide and $26 billion in annual revenues and is widely recognized for developing, engineering and deploying state-of-the art network technologies.

FORWARD LOOKING STATMENTS

Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; failure to consummate anticipated acquisitions and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2001 and in subsequent filings with the Securities and Exchange Commission.

                                                        ALAMOSA HOLDINGS, INC.
                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                                              (UNAUDITED)
                                           (dollars in thousands, except per share amounts)

                                                              For the Three Months Ended       For the Nine Months Ended
                                                                     September 30,                      September 30,
                                                              2002              2001               2002              2001
                                                              ----              ----               ----              ----
     Revenues:
       Subscriber revenues                                $     103,642    $        67,559     $     289,720    $      151,372
       Roaming revenues                                          39,129             31,594            99,154            67,204
                                                          -------------    ---------------     -------------    --------------
         Total service revenues                                 142,771             99,153           388,874           218,576
       Product sales                                              4,657              8,721            17,730            18,668
                                                          -------------    ---------------     -------------    --------------
         Total revenue                                          147,428            107,874           406,604           237,244
                                                          -------------    ---------------     -------------    --------------

     Costs and expenses:
       Cost of service and operations                            92,560             67,698           256,378           154,620
       Cost of products sold                                     12,904             16,591            36,134            35,150
       Selling and marketing                                     32,503             31,367            88,360            73,929
       General and administrative expenses (excluding
         non-cash compensation of $0 and $0 for the
         three months ended September 30, 2002 and 2001,
         respectively, and $0 and $183 for the nine
         months ended September 30, 2002 and 2001,
         respectively)                                            4,102              3,535            10,890            10,602
       Depreciation and amortization                             26,897             27,305            78,104            64,476
       Impairment of goodwill                                   291,635                 --           291,635                --
       Impairment of property and equipment                          --                 --             1,332                --
       Non-cash compensation                                         --                 --                --               183
                                                          -------------    ---------------     -------------    --------------

         Total costs and expenses                               460,601            146,496           762,833           338,960
                                                          -------------    ---------------     -------------    --------------

           Loss from operations                                (313,173)           (38,622)         (356,229)         (101,716)
     Interest and other income                                      678              2,531             2,882            10,718
     Interest expense                                           (26,158)           (23,626)          (76,832)          (58,289)
                                                          -------------    ---------------     -------------    --------------

       Net loss before income tax benefit and
         extraordinary item                                    (338,653)           (59,717)         (430,179)         (149,287)

     Income tax benefit                                          17,806             22,005            52,463            53,311
                                                          -------------    ---------------     -------------    --------------

       Net loss before extraordinary item                      (320,847)           (37,712)         (377,716)          (95,976)

     Loss on debt extinguishment, (net of tax benefit
       of  $0 and $0 for the three months ended
       September 30, 2002 and 2001, respectively, and
       $0 and $1,969 for the nine months ended
       September 30, 2002 and 2001, respectively)                    --                 --                --            (3,503)
                                                          -------------    ---------------     -------------    --------------

       Net loss                                           $    (320,847)   $       (37,712)    $    (377,716)   $      (99,479)
                                                          =============    ===============     =============    ==============

     Net loss per common share, basic and diluted:
       Net loss before extraordinary item                 $       (3.45)   $         (0.41)    $       (4.06)   $        (1.13)

       Loss on debt extinguishment, net of tax                       --                 --                --             (0.04)
                                                          -------------    ---------------     -------------    --------------

       Net loss                                           $       (3.45)   $         (0.41)    $       (4.06)   $        (1.17)
                                                          =============    ===============     =============    ==============

     Weighted average common shares outstanding,
       basic and diluted                                     93,069,446         92,030,496        92,940,014        85,287,918
                                                          =============    ===============     =============    ==============


                                                           ALAMOSA HOLDINGS, INC.
                                                        CONSOLIDATED BALANCE SHEETS
                                              (dollars in thousands, except share information)

                                                                    September 30,          December 31,
                                                                         2002                  2001
                                                                         ----                  ----
                                                                      (unaudited)
     ASSETS
     Current assets:
       Cash and cash equivalents                                  $           56,411    $          104,672
       Short term investments                                                     --                 1,300
       Restricted cash                                                        34,988                51,687
       Customer accounts receivable, net                                      49,994                42,740
       Receivable from Sprint                                                  9,080                 9,137
       Interest receivable                                                       347                 2,393
       Inventory                                                               5,717                 4,802
       Prepaid expenses and other assets                                       4,475                 4,749
       Deferred customer acquisition costs                                     6,560                 5,181
       Deferred tax asset                                                      8,112                 8,112
                                                                  ------------------    ------------------
         Total current assets                                                175,684               234,773

       Property and equipment, net                                           462,142               455,695
       Debt issuance costs, net                                               34,561                36,654
       Restricted cash                                                            --                43,006
       Goodwill                                                                   --               293,353
       Intangible assets, net                                                498,438               528,840
       Other noncurrent assets                                                 7,712                 6,087
                                                                  ------------------    ------------------
         Total assets                                             $        1,178,537    $        1,598,408
                                                                  ==================    ==================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
       Accounts payable                                           $           15,900    $           44,012
       Accrued expenses                                                       30,999                29,291
       Payable to Sprint                                                      25,946                16,133
       Interest payable                                                        9,304                22,123
       Deferred revenue                                                       17,943                15,479
       Current installments of capital leases                                    856                   596
                                                                  ------------------    ------------------
         Total current liabilities                                           100,948               127,634
                                                                  ------------------    ------------------

     Long term liabilities:
       Capital lease obligations                                               1,767                 1,983
       Other noncurrent liabilities                                           10,720                 7,496
       Senior secured debt                                                   200,000               187,162
       12 7/8% senior discount notes                                         260,573               237,207
       12 1/2% senior notes                                                  250,000               250,000
       13 5/8% senior notes                                                  150,000               150,000
       Deferred tax liability                                                 44,385                98,940
                                                                  ------------------    ------------------
         Total long term liabilities                                         917,445               932,788
                                                                  ------------------    ------------------
         Total liabilities                                                 1,018,393             1,060,422
                                                                  ------------------    ------------------

     Commitments and contingencies                                                --                    --

     Stockholders' equity:
       Preferred stock, $.01 par value; 10,000,000 shares authorized; no
         shares issued                                                            --                    --
       Common stock, $.01 par value; 290,000,000 shares authorized,
         93,371,938 and 92,786,497 shares issued and outstanding, respectively   934                   927
       Additional paid-in capital                                            799,937               799,366
       Accumulated deficit                                                  (639,087)             (261,371)
       Accumulated other comprehensive income, net of tax                     (1,640)                 (936)
                                                                  ------------------    ------------------

         Total stockholders' equity                                          160,144               537,986
                                                                  ------------------    ------------------

         Total liabilities and stockholders' equity               $        1,178,537    $        1,598,408
                                                                  ==================    ==================



                                                        Alamosa Holdings, Inc.
                                                         Computation of EBITDA
                                                              (Unaudited)
                                                            (In thousands)

                                                   Three months ended                     Nine months ended
                                                      September 30                           September 30
                                           -----------------------------------    -----------------------------------
                                                2002               2001                2002                2001
                                           ----------------   ----------------    ----------------    ---------------

Operating loss                             $      (313,173)   $       (38,622)    $      (356,229)    $      (101,716)
Goodwill impairment                                291,635                 --             291,635                  --
Property and equipment impairment                       --                 --               1,332                  --
Depreciation and amortization                       26,897             27,305              78,104              64,476
Non-cash compensation expense                           --                 --                  --                 183
                                           ----------------   ----------------    ----------------    ---------------

     EBITDA                                $         5,359    $       (11,317)    $        14,842     $       (37,057)
                                           ================   ================    ================    ===============



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